reports.shell.com	Shell Annual Report and Form 20-F 2012	E9
Exhibits

EXHIBIT 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-177588, 333-177588-01) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397 and 333-171206) of Royal Dutch Shell plc of our report dated March 13, 2013, relating to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London
March 13, 2013